March 25, 2026

Bin Zhou
Chief Executive Officer
Planet Green Holdings Corp.
130-30 31st Ave, Suite 512
Flushing, NY 11354

       Re: Planet Green Holdings Corp.
           Registration Statement on Form S-3
           Filed on March 17, 2026
           File No. 333-294386
Dear Bin Zhou:

       We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. Please update your financial statements and related disclosures. See Rule 3-01(c) of
       Regulation S-X and Section 1220.3 of the Division of Corporation Finance's Financial
       Reporting Manual.
Incorporation of Certain Information by Reference, page iii

2. The embedded links for your 2024 10-K and each of your 10-Qs do not appear to be linked to the correct respective documents. Please revise the embedded links to correctly incorporate your 10-K and 10-Qs.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 25, 2026
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sarah Sidwell at 202-551-4733 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Fiona Wu